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ANNUAL REPORTS
FORM X-17A-5
PART III



SEC Mail Processing

MAR 1 0 2022

Washington, DC

SEC FILE NUMBER
8-67238

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Sage Canyon Advisors LLC_____

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
   [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

433 Canyonside Dr
_____
                            (No. and Street)

Boulder   CO   80302
_____
         (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter-Christian Olivo   303-931-7767   peter@sagecanyonllc.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
_____
         (Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700   Denver   CO   80237
_____
(Address)   (City)   (State)   (Zip Code)

October 20, 2003   349
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Peter-Christian Olivo__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Sage Canton Advisors LLC__ , as of __December 31__ , 2 __021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

02/28/2022
11:07 AM

Title:
__Managing Director__

02/28/2022
11:11 AM

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SAGE CANYON ADVISORS, LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sage Canyon Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sage Canyon Advisors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Sage Canyon Advisors, LLC's auditor since 2006.

Denver, Colorado
February 22, 2022



SAGE CANYON ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CASH AND CASH EQUIVALENTS	$	12,515
COMPUTER EQUIPMENT, net of accumulated depreciation of $780		-
OTHER ASSETS		442
	$	12,957

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$	1,700
CONTINGENCIES (Note 3)		
MEMBERS' EQUITY (Note 2)		11,257
	$	12,957

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Sage Canyon Advisors, LLC (the "Company") is a Colorado limited liability company and operates as a securities broker-dealer. The Company was formed on September 26, 2005 and commenced operations in May 2006. The Company is registered as a broker-dealer with the Securities and Exchange Commission operating mainly in merger and acquisition advisory services. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

In December of 2020, the Company entered into a new membership agreement with FINRA where the Company will not claim an exemption from SEA Rule 15c3-3. Under this new agreement, the Company does not and will not hold or otherwise owe funds or securities of or for customers an does not and will not carry PAB accounts.

Footnote 74 Exemption

The Company does not claim an exemption under the SEA rule 15c3-3 in reliance of Footnote 74 of SEC Release 34-70073, as discussed in Q&A of the related FAQ issued by SEC staff. The Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. Accordingly, the Company is recognized by FINRA under the "Non-Covered Firm" provision and is not subject to the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain a Special Account for the Exclusive Benefit of Customers.

Revenue Recognition

Commissions from merger and acquisition advisory services are recognized when earned in accordance with the applicable advisory agreements.

Fair Value of Financial Instruments

The Company values its investments in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Fair Value of Financial Instruments (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value was greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions were set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company used prices and inputs that were current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Investment in stocks and other non-marketable securities for which there is no public market are valued based upon a valuation obtained by management. The valuation considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Leasing Arrangements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either operating or financing, with such classification affecting the pattern of expense recognition in the income statement. The Company does not have any office leases as of December 31, 2021.

Income Taxes

The Company is not a taxable entity and accordingly, all income is reported on the members' tax returns.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
            (concluded)

Computer equipment

The Company owns computer equipment with a cost of $780 and accumulated depreciation of $780. Depreciation expense for the year ended December 31, 2021 was $0.

NOTE 2 -   *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $10,815 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.16 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   *CONTINGENCIES AND OFF-BALANCE SHEET RISK*

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an advisory agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company records certain amounts in rent and telephone to reflect the facility costs of the Company in one of the member's homes. The Company recorded $4,800 in rent and $1,800 in telephone for the year ended December 31, 2021.

The Company's financial instruments, including cash and cash equivalents, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

NOTE 4 -   *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments except as follows: